UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.      )*

AMN Healthcare Services, Inc.

(Name of Subject Company (Issuer))

AMN Healthcare Services, Inc.

(Name of Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, par value $0.01 per share

STOCK APPRECIATION RIGHTS

(Title of Class of Securities)

001744101

(CUSIP Number of Class of Securities (Underlying Common Stock))

Denise L. Jackson, Esq.

Senior Vice President, General Counsel and Secretary

AMN Healthcare Services, Inc.

12400 High Bluff Drive, Suite 100

San Diego, California 92130

(866) 871-8519

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

John C. Kennedy, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,800,818.21	$100.49

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 606,400 shares of common stock of AMN Healthcare Services, Inc. and 599,388 stock appreciation rights having an aggregate pre-exchange fair value of $1,800,818.21 assuming a stock price of $9 will be exchanged and cancelled pursuant to this offer. The aggregate value of such options and stock appreciation rights was calculated based on the lattice valuation model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the transaction value.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-l.
☑	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary Term Sheet” in the Offer to Exchange Certain Outstanding Options and Stock Appreciation Rights for Replacement Restricted Stock Units, dated November 6, 2009 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	Name and Address. The name of the issuer is AMN Healthcare Services, Inc., a Delaware corporation (the “Company”). The address of its principal executive office is 12400 High Bluff Drive, Suite 100, San Diego, California 92130 and the telephone number of its principal executive office is (866) 871-8519.

(b)	Securities. This Tender Offer Statement on Schedule TO relates to an equity exchange program (the “Equity Exchange”) pursuant to which the Company is offering its employees, excluding its executive officers and directors (the “Eligible Employees”), the opportunity to exchange (i) certain stock options granted under the AMN Healthcare Services, Inc. Stock Option Plan (the “Option Plan”) with exercise prices greater than or equal to $14.50 per share and that were granted under the Option Plan before September 30, 2005 (the “Eligible Options”), and (ii) certain stock appreciation rights granted under the AMN Healthcare Equity Plan, as amended and restated (the “Equity Plan”), with exercise prices greater than or equal to $14.50 per share and that were granted under the Equity Plan before September 30, 2008 (together with the Eligible Options, the “Eligible Awards”), in each case for a reduced number of restricted stock units (the “Replacement RSUs”) to be granted under the Equity Plan.

As of October 26, 2009, options to purchase approximately 606,400 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), and 599,388 stock appreciation rights were eligible for exchange in the Equity Exchange (as set forth in the Offer to Exchange). Assuming that 100% of the Eligible Employees participate in the offer, and surrender all of their Eligible Awards for exchange, Eligible Awards covering approximately 1,205,788 shares of the Common Stock as of October 26, 2009 would be surrendered and cancelled, while approximately 178,366 Replacement RSUs would be issued (subject to decrease due to rounding of fractional shares).

The Equity Exchange is subject to the terms and conditions described in the Offer to Exchange. The information set forth in the Offer to Exchange under “Summary Term Sheet” and under Section 2 (“Number of Eligible Awards; Expiration Date”) is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address. The Company is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A (“Information About Our Directors and Executive Officers”) in the Offer to Exchange is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)

Material Terms. The information set forth in the Offer to Exchange under Section 1 (“Purpose of the Offer”), Section 2 (“Number of Eligible Awards; Expiration Date”), Section 3 (“Procedures”), Section 4 (“Change in Election”), Section 5 (“Acceptance of Eligible Awards for Exchange and Cancellation; Issuance of Replacement RSUs”), Section 6 (“Conditions of the Offer”), Section 8 (“Exchange Ratio”), Section 9 (“Source and Amount of Consideration; Terms of Replacement RSUs”),

Section 11 (“Status of Eligible Awards Acquired by Us in the Equity Exchange”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of the Offer; Termination; Amendment”) is incorporated herein by reference.

(b)	Purchases. The Company’s executive officers and directors will not be eligible to participate in the offer. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Awards”) is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Awards”) is incorporated herein by reference. The Equity Plan filed as Exhibit d(1), the form of Replacement RSU Agreement under the Equity Plan filed as Exhibit d(3), the form of Stock Option Agreement under the Option Plan filed as Exhibit d(4), and the form of Stock Appreciation Right for employees under the Equity Plan filed as Exhibit d(6) are incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes. The information set forth in the Offer to Exchange under Section 1 (“Purpose of the Offer”) is incorporated herein by reference.

(b)	Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Eligible Awards for Exchange and Cancellation; Issuance of Replacement RSUs”) and Section 11 (“Status of Eligible Awards Acquired by Us in the Equity Exchange; Accounting Treatment”) is incorporated herein by reference.

(c)	Plans. The information set forth in the Offer to Exchange under Section 1 (“Purpose of the Offer”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds. The information set forth in the Offer to Exchange under Section 9 (“Source and Amount of Consideration; Terms of Replacement RSUs”) is incorporated herein by reference.

(b)	Conditions. The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

(c)	Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Awards”) is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Awards”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or Recommendations. The information set forth in the Offer to Exchange under Section 15 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a)	Financial Information. The information set forth in Schedule B to the Offer to Exchange and under Section 16 (“Information Concerning AMN Healthcare Services, Inc.; Financial Statements”) and Section 17 (“Additional Information”) is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 are available electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Financial Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Awards”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options and Stock Appreciation Rights for Replacement Restricted Stock Units, dated November 6, 2009.

(a)(1)(B)	Form of Meeting Invite to Eligible Employees.

(a)(1)(C)	Form of Election Form.

(a)(1)(D)	Form of E-Mail Confirming Receipt of Election Form.

(a)(1)(E)	Form of Notice of Withdrawal Form.

(a)(1)(F)	Form of E-Mail Confirming Receipt of Notice of Withdrawal Form.

(a)(1)(G)	Form of Confirmation of Grant of Replacement RSUs.

(a)(1)(H)	Definitive Proxy Statement for Special Meeting of Stockholders (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed with the SEC on November 5, 2009).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	AMN Healthcare Equity Plan, as amended and restated (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 4, 2009).

(d)(2)	AMN Healthcare Services, Inc. 2001 Stock Option Plan (the “Option Plan”) (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-65168)).

(d)(3)	Form of AMN Healthcare Equity Plan Replacement RSU Agreement.

(d)(4)	Form of Option Plan Stock Option Agreement.

(d)(5)	Form of AMN Healthcare Equity Plan Stock Appreciation Right Agreement—Director (incorporated by reference to the Company’s Current Report on Form 8-K dated April 13, 2006).

Exhibit Number	Description

(d)(6)	Form of AMN Healthcare Equity Plan Stock Appreciation Right Agreement (incorporated by reference to the Company’s Current Report on Form 8-K dated April 13, 2006).

(d)(7)	Form of AMN Healthcare Equity Plan Restricted Stock Unit Agreement—Director (incorporated by reference to the Company’s Current Report on Form 8-K dated April 13, 2006).

(d)(8)	Form of AMN Healthcare Equity Plan Restricted Stock Unit Agreement (incorporated by reference to the Company’s Current Report on Form 8-K dated April 13, 2006).

(d)(9)	AMN Healthcare Services, Inc. Senior Management Bonus Plan (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 3, 2009).

(d)(10)	AMN Healthcare, Inc. Executive Nonqualified Excess Plan (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-86952)).

(d)(11)	Amendment to AMN Healthcare, Inc. Executive Nonqualified Excess Plan, dated as of January 1, 2002 (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-86952)).

(d)(12)	2001 Stock Option Plan Stock Option Agreement, dated as of January 17, 2002, between the Company and Susan Nowakowski (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-86952)).

(d)(13)	2001 Stock Option Plan Stock Option Agreement, dated as of January 17, 2002, between the Company and Andrew Stern (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-86952)).

(d)(14)	Stock Option Plan (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 14, 2004 (File No. 1-16753)).

(d)(15)	Stock Option Plan Stock Option Agreement, dated as of May 18, 2004, between the Company and Andrew M. Stern (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(d)(16)	Stock Option Plan Stock Option Agreement, dated as of May 18, 2004, between the Company and Susan R. Nowakowski (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(d)(17)	Stock Option Plan Stock Option Agreement, dated as of May 18, 2004, between the Company and Denise L. Jackson (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(d)(18)	Stock Option Plan Stock Option Agreement, dated as of September 20, 2004, between the Company and David C. Dreyer (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(d)(19)	Stock Option Plan Stock Option Agreement, dated as of January 17, 2002, between the Company and Denise L. Jackson (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(d)(20)	Stock Option Plan Stock Option Agreement, dated as of May 8, 2003, between the Company and Denise L. Jackson (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(d)(21)	Employment Agreement, dated as of May 4, 2005, between AMN Healthcare, Inc. and Susan R. Nowakowski (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005).

Exhibit Number	Description

(d)(22)	Stock Option Plan Stock Option Agreement, dated as of September 28, 2005, between the Company and Douglas D. Wheat (incorporated by reference the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(23)	Form of Indemnification Agreement (incorporated by reference the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(24)	AMN Healthcare Equity Plan (incorporated by reference to Exhibit 1 of AMN Healthcare Services, Inc.’s Definitive Proxy Statement on Schedule 14A, filed on March 14, 2007).

(d)(25)	AMN Healthcare Equity Plan, as Amended and Restated (incorporated by reference to Appendix 1 of AMN Healthcare Services, Inc.’s 2009 Definitive Proxy Statement on Schedule 14A, filed on March 4, 2009).

(d)(26)	Employment Offer Letter to Ralph Henderson, dated August 1, 2007 (incorporated by reference to the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2007).

(d)(27)	Executive Severance Agreement between AMN Healthcare, Inc. and David C. Dreyer, dated February 6, 2008 (incorporated by reference to the Company’s Current Report on Form 8-K dated February 12, 2008).

(d)(28)	Executive Severance Agreement between AMN Healthcare, Inc. and Denise J. Jackson, dated February 6, 2008 (incorporated by reference to the Company’s Current Report on Form 8-K dated February 12, 2008).

(d)(29)	Executive Severance Agreement between AMN Healthcare, Inc. and Ralph Henderson, dated February 6, 2008 (incorporated by reference to the Company’s Current Report on Form 8-K dated February 12, 2008).

(d)(30)	First Amendment to Employment Agreement, dated as of February 6, 2008, between AMN Healthcare, Inc. and Susan R. Nowakowski (incorporated by reference to the Company’s Current Report on Form 8-K dated February 12, 2008).

(d)(31)	Senior Management Bonus Plan, as amended and restated, December 14, 2007 (incorporated by reference to the Definitive Proxy Statement on Schedule 14A, filed on March 4, 2008).

(d)(32)	The 2005 Amended and Restated Executive Nonqualified Excess Plan of AMN Healthcare, Inc., effective January 1, 2009 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008).

(d)(33)	Employment Offer Letter to Bary Bailey, dated July 12, 2009 (incorporated by reference to the exhibits filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).

(d)(34)	Executive Severance Agreement between AMN Healthcare, Inc., and Bary Bailey, dated August 10, 2009 (incorporated by reference to the exhibits filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).

(d)(35)	Executive Indemnification Agreement between AMN Healthcare, Inc., and Bary Bailey, dated August 10, 2009 (incorporated by reference to the exhibits filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2009

AMN HEALTHCARE SERVICES, INC.

By:	/S/ SUSAN R. NOWAKOWSKI
Name:	Susan R. Nowakowski
Title:	President and Chief Executive Officer

INDEX OF EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options and Stock Appreciation Rights for Replacement Restricted Stock Units, dated November 6, 2009.

(a)(1)(B)	Form of Meeting Invite to Eligible Employees.

(a)(1)(C)	Form of Election Form.

(a)(1)(D)	Form of E-Mail Confirming Receipt of Election Form.

(a)(1)(E)	Form of Notice of Withdrawal Form.

(a)(1)(F)	Form of E-Mail Confirming Receipt of Notice of Withdrawal Form.

(a)(1)(G)	Form of Confirmation of Grant of Replacement RSUs.

(a)(1)(H)	Definitive Proxy Statement for Special Meeting of Stockholders (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed with the SEC on November 5, 2009).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	AMN Healthcare Equity Plan, as amended and restated (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 4, 2009).

(d)(2)	AMN Healthcare Services, Inc. 2001 Stock Option Plan (the “Option Plan”) (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-65168)).

(d)(3)	Form of AMN Healthcare Equity Plan Replacement RSU Agreement.

(d)(4)	Form of Option Plan Stock Option Agreement.

(d)(5)	Form of AMN Healthcare Equity Plan Stock Appreciation Right Agreement—Director (incorporated by reference to the Company’s Current Report on Form 8-K dated April 13, 2006).

(d)(6)	Form of AMN Healthcare Equity Plan Stock Appreciation Right Agreement (incorporated by reference to the Company’s Current Report on Form 8-K dated April 13, 2006).

(d)(7)	Form of AMN Healthcare Equity Plan Restricted Stock Unit Agreement—Director (incorporated by reference to the Company’s Current Report on Form 8-K dated April 13, 2006).

(d)(8)	Form of AMN Healthcare Equity Plan Restricted Stock Unit Agreement (incorporated by reference to the Company’s Current Report on Form 8-K dated April 13, 2006).

(d)(9)	AMN Healthcare Services, Inc. Senior Management Bonus Plan (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 3, 2009).

(d)(10)	AMN Healthcare, Inc. Executive Nonqualified Excess Plan (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-86952)).

(d)(11)	Amendment to AMN Healthcare, Inc. Executive Nonqualified Excess Plan, dated as of January 1, 2002 (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-86952)).

1

Exhibit Number	Description
(d)(12)	2001 Stock Option Plan Stock Option Agreement, dated as of January 17, 2002, between the Company and Susan Nowakowski (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-86952)).

(d)(13)	2001 Stock Option Plan Stock Option Agreement, dated as of January 17, 2002, between the Company and Andrew Stern (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-86952)).

(d)(14)	Stock Option Plan (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 14, 2004 (File No. 1-16753)).

(d)(15)	Stock Option Plan Stock Option Agreement, dated as of May 18, 2004, between the Company and Andrew M. Stern (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(d)(16)	Stock Option Plan Stock Option Agreement, dated as of May 18, 2004, between the Company and Susan R. Nowakowski (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(d)(17)	Stock Option Plan Stock Option Agreement, dated as of May 18, 2004, between the Company and Denise L. Jackson (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(d)(18)	Stock Option Plan Stock Option Agreement, dated as of September 20, 2004, between the Company and David C. Dreyer (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(d)(19)	Stock Option Plan Stock Option Agreement, dated as of January 17, 2002, between the Company and Denise L. Jackson (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(d)(20)	Stock Option Plan Stock Option Agreement, dated as of May 8, 2003, between the Company and Denise L. Jackson (incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004).

(d)(21)	Employment Agreement, dated as of May 4, 2005, between AMN Healthcare, Inc. and Susan R. Nowakowski (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005).

(d)(22)	Stock Option Plan Stock Option Agreement, dated as of September 28, 2005, between the Company and Douglas D. Wheat (incorporated by reference the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(23)	Form of Indemnification Agreement (incorporated by reference the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

(d)(24)	AMN Healthcare Equity Plan (incorporated by reference to Exhibit 1 of AMN Healthcare Services, Inc.’s Definitive Proxy Statement on Schedule 14A, filed on March 14, 2007).

(d)(25)	AMN Healthcare Equity Plan, as Amended and Restated (incorporated by reference to Appendix 1 of AMN Healthcare Services, Inc.’s 2009 Definitive Proxy Statement on Schedule 14A, filed on March 4, 2009).

(d)(26)	Employment Offer Letter to Ralph Henderson, dated August 1, 2007 (incorporated by reference to the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2007).

(d)(27)	Executive Severance Agreement between AMN Healthcare, Inc. and David C. Dreyer, dated February 6, 2008 (incorporated by reference to the Company’s Current Report on Form 8-K dated February 12, 2008).

2

Exhibit Number	Description
(d)(28)	Executive Severance Agreement between AMN Healthcare, Inc. and Denise J. Jackson, dated February 6, 2008 (incorporated by reference to the Company’s Current Report on Form 8-K dated February 12, 2008).

(d)(29)	Executive Severance Agreement between AMN Healthcare, Inc. and Ralph Henderson, dated February 6, 2008 (incorporated by reference to the Company’s Current Report on Form 8-K dated February 12, 2008).

(d)(30)	First Amendment to Employment Agreement, dated as of February 6, 2008, between AMN Healthcare, Inc. and Susan R. Nowakowski (incorporated by reference to the Company’s Current Report on Form 8-K dated February 12, 2008).

(d)(31)	Senior Management Bonus Plan, as amended and restated, December 14, 2007 (incorporated by reference to the Definitive Proxy Statement on Schedule 14A, filed on March 4, 2008).

(d)(32)	The 2005 Amended and Restated Executive Nonqualified Excess Plan of AMN Healthcare, Inc., effective January 1, 2009 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008).

(d)(33)	Employment Offer Letter to Bary Bailey, dated July 12, 2009 (incorporated by reference to the exhibits filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).

(d)(34)	Executive Severance Agreement between AMN Healthcare, Inc., and Bary Bailey, dated August 10, 2009 (incorporated by reference to the exhibits filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).

(d)(35)	Executive Indemnification Agreement between AMN Healthcare, Inc., and Bary Bailey, dated August 10, 2009 (incorporated by reference to the exhibits filed with the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).

(g)	Not applicable.

(h)	Not applicable.

3